EXHIBIT 99.12

CONSENT OF RANGE CONSULTING GROUP LLC

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” dated September 1, 2006 (the “Mineral Park Report”), (2) the “Technical Report – Preliminary Feasibility Study on Phase I & Phase II Copper – Molly Milling Expansion, Mineral Park Mine, Mohave County, Arizona” dated December 29, 2006 (the “December Report”) and (3) the annual information form of the Corporation dated March 30, 2012, which includes reference to our name in connection with information relating to the Mineral Park Report and the December Report and the properties described therein.

Date: March 30, 2012

RANGE CONSULTING GROUP LLC
By: /s/ A.E. Olson Title: Managing Director